 Exhibit (a)(1)(D)
Offer to Purchase for Cash
by
ATI PHYSICAL THERAPY, INC.
of
Up to 1,650,000 Shares of its Class A Common Stock
at an
Offer Price of $2.85 Per Share
Pursuant to the Offer to Purchase dated December 17, 2024

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, AT THE END OF JANUARY 15, 2025, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

December 17, 2024
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by ATI Physical Therapy, Inc., a Delaware corporation (“ATI”), to act as information agent (the “Information Agent”) in connection with ATI’s offer to purchase up to 1,650,000 shares of its Class A common stock, par value $0.0001 per share (the “Shares”) at a purchase price of $2.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions of the Offer to Purchase, dated December 17, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
The conditions to the Offer are described in Section 12 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.   The Offer to Purchase;
2.   The Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;
3.   A Notice of Guaranteed Delivery that accompanies the Offer to Purchase to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Continental Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;
4.   A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and
5.   A return envelope addressed to the Depositary for your use only.
We urge you to contact your clients as promptly as possible. Please note that the Offer, Proration Period and withdrawal rights will expire at 12:00 midnight, Eastern Time, at the end of January 15, 2025, unless the Offer is extended or withdrawn by ATI.
If Shares having an aggregate purchase price exceeding $4,702,500 are validly tendered at the Offer Price and not validly withdrawn, ATI will purchase Shares in the following order of priority:
•
First, ATI will purchase all Odd Lots (as defined in Section 1 of the Offer to Purchase) of less than 100 Shares from stockholders who validly tender all of their Shares at the Offer Price and who do not validly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in Section 1 of the Offer to Purchase) will not qualify for this preference); and
•
Second, after purchasing all Odd Lots that were validly tendered, ATI will purchase Shares from all other stockholders who validly tender Shares and who do not validly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until ATI has acquired Shares having an aggregate purchase price of $4,702,500.

Therefore, ATI may not purchase all of the shares tendered. See Section 1 of the Offer to Purchase.
The Board of Directors of ATI (the “ATI Board”) has unanimously (upon the unanimous recommendation of a special committee of independent and disinterested board members (the “Special Committee”)) authorized the Offer and resolved to recommend that the stockholders of ATI accept the Offer and tender their Shares pursuant to the Offer.
For Shares to be properly tendered pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and either (A) the Share Certificates evidencing tendered shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase and a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary, in each case prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.
ATI will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. ATI will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. ATI will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.
Very truly yours,
INNISFREE M&A INCORPORATED
Nothing contained herein or in the enclosed documents shall render you, the agent of ATI, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5835
Banks and Brokers may call collect: (212) 750-5833